Registration Statement No. 333-285508

Filed Pursuant to Rule 433

AUTOCALLABLE LEVERAGED INDEX RETURN NOTES® (LIRNs®)

Autocallable Leveraged Index Return Notes® Linked to the Russell 2000® Index
Issuer	Bank of Montreal (“BMO”). References on this page to “we,” “us” or “our” mean BMO.
Principal Amount	$10.00 per unit
Term	Approximately three years, if not automatically called on the Observation Date
Market Measure	The Russell 2000® Index (Bloomberg symbol: “RTY”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on the Observation Date is greater than or equal to the Starting Value
Observation Level	The closing level of the Market Measure on the Observation Date
Observation Date	Approximately one year after the pricing date
Call Amount	$11.00 per unit if automatically called on the Observation Date
Payout Profile at Maturity

If not automatically called:

•   [170% to 190%] leveraged upside exposure to increases in the Market Measure

•   1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Threshold Value	100% of the Starting Value of the Market Measure
Participation Rate	[170% to 190%], to be determined on the pricing date
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/927971/000121465926012239/b924261424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	If the notes are automatically called, the positive return on your investment will be limited to the return represented by the Call Premium.
•	Because the notes could be automatically called on the Observation Date, the term of the notes could be shortened.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	The initial estimated value of the notes on the pricing date, based on our proprietary pricing models, will be less than the public offering price because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the initial estimated value.
•	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.
•	The initial estimated value of the notes is not an indication of the price, if any, at which we, BofAS or any of our respective affiliates or any other person may be willing to buy the notes from you in the secondary market (if any).
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of companies included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS.
•	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.
•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any company.
•	The U.S. federal income tax consequences of an investment in the notes are unclear.
•	The notes are subject to small-capitalization companies risk.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below assume that the notes are not automatically called on the Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-2.50%	$9.75	-2.50%
0.00%(1)	$10.00	0.00%
2.50%	$10.45	4.50%
5.00%	$10.90	9.00%
10.00%	$11.80	18.00%
20.00%	$13.60	36.00%
30.00%	$15.40	54.00%
40.00%	$17.20	72.00%
50.00%	$19.00	90.00%
60.00%	$20.80	108.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.

BMO has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that BMO has filed with the SEC, for more complete information about BMO and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BMO, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.